May 13, 2015

VIA EDGAR

Craig D. Wilson

Sr. Asst. Chief Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-3628

Re:	AOL Inc.
Form 10-K for the fiscal year ended December 31, 2014
Filed February 27, 2015
File No. 001-34419

Dear Mr. Wilson:

On behalf of AOL Inc. (the “Company”), this letter responds to the letter of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”), dated April 29, 2015, setting forth comments regarding the Annual Report on Form 10-K for the fiscal year ended December 31, 2014, filed by the Company with the Securities and Exchange Commission (the “Commission”) on February 27, 2015 (the “10-K”).

Set forth below are the Staff’s comments, indicated in bold, and the Company’s responses.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Key Metrics, page 41

1.	We note that you disclose domestic average monthly AOL multi-platform unique visitors and domestic average monthly desktop unique visitors to AOL Properties and that the source of unique visitor information is comScore Media Matrix. Please explain the methodology used to calculate domestic average monthly data for both these metrics. Furthermore, please tell us what consideration you have given to disclosing the percentage of AOL multi-platform unique visitors from third parties as you do for desktop unique visitors.

Unique visitors, as defined by comScore, represent the estimated number of unduplicated unique individuals that visited any content of a website, category, channel or application during the selected reporting period. Desktop unique visitors to AOL Properties represent the estimated number of different individuals who visited any content of a website or application owned by AOL, or for which the traffic has been assigned to AOL by the owner, via a desktop computer during the applicable measurement period. In early

Craig D. Wilson

Sr. Asst. Chief Accountant

Division of Corporation Finance

May 13, 2015

2013, comScore released the multi-platform unique visitor measure, which was designed to establish a new measurement standard for the industry. Multi-platform unique visitors for AOL include unique individuals that visited any content of a website or application owned by AOL or for which traffic has been assigned, as well as individuals who have visited AOL’s syndicated video content distributed on third party sites. For the multi-platform metric, these individuals could have visited these websites, applications or videos via desktop computer, smartphone or tablet.

The source for our unique visitor information is comScore, a trusted third party source in the digital industry for audience, advertising and enterprise analytics. comScore uses a measurement methodology called Unified Digital Measurement (UDM), which involves integration of data collected from a sample of online-recruited panelists with data from tagging web entities. comScore recruits a large panel of internet users and tracks what the panelists are viewing using software that resides on the panelists’ computers. This is done through voluntary tagging, using a transparent 1x1 tracking pixel graphic image placed on a website used to track an event. Panel results are then extrapolated to estimate what the total U.S. internet population is viewing.

As part of our disclosure process, we inquired about the percentage of AOL multi-platform unique visitors from third parties, and at this time, the comScore tool used to estimate the number of unique visitors coming from third party websites is not available for the multi-platform metric.

2.	Please tell us what consideration you gave to presenting mobile usage metrics, such as the number of mobile users and average revenue per mobile user for the periods presented. In this regard, we note that you stated on the earnings call for fiscal year 2014 that over 50% of your traffic was from mobile devices and that mobile ad revenue increased 50% year-over-year. As such, it appears that the inclusion of these metrics would be informative if you consider them to be material to investors’ understanding of your consumer reach. See Section III.B of SEC Release 33-8350.

We considered the guidance related to key indicators of financial condition and operating performance in accordance with Section III.B.1 of SEC Release No. 33-8350 in preparing our disclosures. We consider domestic average monthly AOL multi-platform unique visitors to be an industry-standard measure that provides investors the most useful information about our total consumer reach across devices. However, since mobile is an emerging part of our online strategy and we are seeing user growth on mobile devices, we will amend future filings to include a presentation of domestic average monthly mobile unique visitors. Currently, the revenues generated from mobile advertising are not material to AOL’s financial statements or operating results. We will continue to monitor revenues derived from advertising on mobile devices, and when this revenue has a material effect or is reasonably likely to have a material effect on our consolidated or segment results and such effect is not reflected in our disclosed trends, we will disclose such information in future filings.

Craig D. Wilson

Sr. Asst. Chief Accountant

Division of Corporation Finance

May 13, 2015

Consolidated Statements of Comprehensive Income, page 68

3.	We note that you separately present revenues as “advertising and other” and “subscription.” Tell us what consideration you gave to presenting costs of revenues in the same manner. Refer to Rule 5-03(b) of Regulation S-X.

We gave consideration to the nature of our revenues and costs in accordance with Rule 5-03(b) of Regulation S-X. Additionally, we considered the structure of our business, how management views the business, and what information we believe is useful to investors in understanding AOL’s financial performance.

The majority of the costs associated with AOL’s advertising and subscription offerings, excluding traffic acquisition costs (TAC), are interrelated and interdependent, and as such we monitor and analyze the majority of our costs of revenues as shared costs across all revenue categories. Our most significant cost of revenue, TAC, supports advertising and other revenues, and TAC is discussed in our disclosures on costs of revenues within Management’s Discussion and Analysis. As a general matter, the majority of the remaining meaningful costs of revenues are shared costs. To the extent we have material costs that are attributable to a specific revenue category, we will indicate this in future filings. While we provide revenue and Adjusted OIBDA information by reportable segment as key indicators of our operating performance, we allocate many of our costs as a pool of costs of revenues and general and administrative costs. Therefore, there is not a costs of revenues line for advertising and subscription revenues within our segments.

*****

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned at (212) 206-5022 with any questions.

Craig D. Wilson

Sr. Asst. Chief Accountant

Division of Corporation Finance

May 13, 2015

Sincerely,

/s/ Karen Dykstra

Karen Dykstra

Chief Financial and Administrative Officer

cc:	Julie Jacobs, Esq., AOL Inc.
Brian J. Lane, Esq., Gibson, Dunn & Crutcher LLP